UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

C4 Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12529R107

(CUSIP Number)

January 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12529R107	SCHEDULE 13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Betta Investment (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,567,928
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,567,928
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,928
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage of class was calculated based on 68,577,224 shares of Common Stock outstanding as of January 8, 2024, as reported by the Issuer to the Reporting Persons.

CUSIP No. 12529R107	SCHEDULE 13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Betta Pharmaceuticals Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,567,928
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,567,928
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,928
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage of class was calculated based on 68,577,224 shares of Common Stock outstanding as of January 8, 2024, as reported by the Issuer to the Reporting Persons.

CUSIP No. 12529R107	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

C4 Therapeutics, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

490 Arsenal Way, Suite 120 Watertown, MA 02472

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Betta Investment (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong (“Betta Investment”).

(ii) Betta Pharmaceuticals Co., Ltd., a limited company incorporated under the laws of China (“Betta Pharma”).

The address of the principal business office of each of the Reporting Persons is 355 Xingzhong Road, Linping, Hangzhou 311100, China.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 12529R107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

Betta Investment directly owns 5,567,928 shares of Common Stock, which represents approximately 8.1% of the outstanding shares of Common Stock. Betta Pharma, as the sole shareholder of Betta Investment, may be deemed to beneficially own the shares of Common Stock held directly by Betta Investment.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Betta Investment	5,567,928	0	5,567,928	0
Betta Pharma	5,567,928	0	5,567,928	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percentage of class was calculated based on 68,577,224 shares of Common Stock outstanding as of January 8, 2024, as reported by the Issuer to the Reporting Persons.

CUSIP No. 12529R107	SCHEDULE 13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 12529R107	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2024

BETTA INVESTMENT (HONG KONG) LIMITED

By:	/s/ Lieming Ding
Name: Lieming Ding
Title: Director

BETTA PHARMACEUTICALS CO., LTD.

By:	/s/ Lieming Ding
Name: Lieming Ding
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit

99.1 Joint Filing Statement